Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

CONFIDENTIAL TREATMENT REQUESTED

BY OCCAM NETWORKS, INC.

June 29, 2006

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED

SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS

BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED

INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER

IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR AND

OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention:	Barbara C. Jacobs, Assistant Director

Re:	Occam Networks, Inc.
Registration Statement on Form S-1
Filed May 19, 2006
File No. 333-134318

Form 10-K for the fiscal year ended December 31, 2005 (“Form 10-K”)
Form 10-Q for the period ended March 26, 2006 (“Form 10-Q”)
File No. 0-30741

Dear Ms. Jacobs:

On behalf of Occam Networks, Inc. (“Occam” or the “Company”), we submit this letter in response to the comment letter dated June 14, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Occam’s Registration Statement on Form S-1 (File No. 333-134318) filed on May 19, 2006 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company is requesting confidential treatment for selected portions of this letter, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of

U.S. Securities and Exchange Commission

Re: Occam Networks, Inc.

June 29, 2006

Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 406 promulgated by the Commission under the Securities Act of 1933, as amended. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

On behalf of Occam, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comment with Occam’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Amendment. A copy of this letter and a marked copy of the Amendment have been sent to you via overnight courier.

Selling Stockholders, page 78

1.	We note that you have not identified the selling shareholders. Please ensure that you include this information and the plan of distribution in a pre-effective amendment to the registration. Also, to the extent that you include any non-public entity shareholders in the selling shareholder table, ensure that you identify the natural person or persons who have voting and/or investment control over them. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual.

The Amendment includes information regarding the selling stockholders, including the identity of natural persons who have voting and/or investment control over selling stockholders that are non-public entities, under the caption “Selling Stockholders” beginning on page 78. The Amendment also includes information regarding the plan of distribution under the caption “Underwriting” beginning on page 90.

2.	Additionally, please be sure to provide disclosure with respect to how each selling stockholder acquired their shares. We view a discussion of the transactions in which each of the selling shareholders received their shares as information required to be disclosed under Item 507 of Regulation S-K. In addition, please give consideration as to whether the agreements relating to these transactions are required to be filed pursuant to Item 601 of Regulation S-K.

The Amendment includes disclosure with respect to the transactions by which each selling stockholder acquired their shares in the footnotes to the Selling Stockholders table. The agreements relating to these transactions have previously been filed as Exhibits to Occam’s

U.S. Securities and Exchange Commission

Re: Occam Networks, Inc.

June 29, 2006

Exchange Act reports pursuant to Item 601 of Regulation S-K and are incorporated by reference into the Registration Statement.

Form 10-K for the fiscal year ended December 31, 2005

Form 10-Q for the period ended March 26, 2006

3.	Please clarify whether your certifying officers consider that the deficiencies identified constitute material weaknesses or significant deficiencies. In this regard, it is unclear how your statement that management “believes it likely that one or more could be deemed a material weakness” qualifies the conclusion of management that the deficiencies do not constitute a material weakness. State whether management considers the deficiencies to constitute “significant deficiencies.”

[***]

4.	Tell us whether the remedial measures outlined on page 37 of the Form 10-K and page 19 of the Form 10-Q constitute all material measures initiated to remedy the deficiencies as of the filing date of each report. Your disclosure currently states that the measures taken as of the reporting date “include” the measures identified. If management has projected a more specific time period by which it expects to remedy the deficiencies, that period should be disclosed. In addition, to the extent the remedial measures constitute a material cost to the company, such costs should also be disclosed.

The Company supplementally advises the Staff that the remedial measures listed on page 37 of the Form 10-K and pages 19 and 20 of the Form 10-Q constitute all material measures initiated to remedy the deficiencies as of the filing date of each report. Use of the word “include” was not meant to imply that there were other material measures initiated but not listed. At this time, the Company’s management has not projected a more specific time period by which it expects to remedy the deficiencies. Finally, the Company supplementally advises the Staff that the costs of the remedial measures taken to address the identified control deficiencies have not been material to date.

5.	With regard to the Disclosure Controls and Procedures in the Form 10-QSB, you must provide a clear statement as to whether management concluded that the disclosure controls and procedures were effective as of the end of the period covered by the report. In the first paragraph, you do not explicitly state whether the certifying officers concluded that the disclosure controls were effective as of the end of the period covered by the report. Please provide us with a representation as to whether management concluded that the disclosure controls and procedures as defined under Rule 13a-15(e) were effective and confirm that you will conform your disclosure in future filings.

U.S. Securities and Exchange Commission

Re: Occam Networks, Inc.

June 29, 2006

The Company hereby represents that its management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of Occam’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by the Form 10-Q, and that, based on their evaluation, Occam’s chief executive officer and chief financial officer concluded that Occam’s disclosure controls and procedures were effective as of the end of the period covered by the Form 10-Q to provide reasonable assurance that information Occam is required to disclose in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to Occam’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. The Company will conform its disclosure in future filings to include the above representation or an explanation as to why such representation cannot be given.

6.	In light of your determination that the filing deadlines should have been calculated in a manner different from how you calculated them in the past, state specifically whether you consider any of your prior filings to have been filed late. In addition, tell us the basis for management’s conclusion that information required to be disclosed by you in reports you file under the Exchange Act were “reported within the time periods specified in Securities and Exchange Commission rules and forms” given your disclosure that “some of [y]our prior Exchange Act filing could be considered to have been late . . .”

[***]

Other Matters

The Registration Statement has been further revised to include artwork intended for the inside front cover and make minor updates to the Risk Factors, Business and Executive Compensation sections. Occam confirms that no additional material changes were made in the Amendment for reasons other than (i) in response to a specific Staff comment, or (ii) as noted in this response letter.

Please direct your questions or comments to me (650-320-4557) or Robert Kornegay (650-320-4553). In addition, we would request that you provide a copy of any future correspondence regarding this matter to the attention of Mr. Kornegay and me at fax number 650-493-6811. Thank you for your assistance.

U.S. Securities and Exchange Commission

Re: Occam Networks, Inc.

June 29, 2006

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Asaf Kharal

Asaf Kharal

cc:	Maryse Mills-Apenteng, U.S. Securities and Exchange Commission
Anne Nguyen, U.S. Securities and Exchange Commission
Chris Farrell, Chief Financial Officer, Occam Networks, Inc.
Robert Kornegay, Wilson Sonsini Goodrich & Rosati, P.C.